Exhibit (a)(1)(D)

DOV Pharmaceutical, Inc.

COMPANY NOTICE
To the Holders of
DOV PHARMACEUTICAL, INC.
2.50% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2025
CUSIP Nos. 259858AA6 and 259858AB4

The Offer for the Debentures will expire at 5:00 p.m., New York City time, on January 2, 2007, unless extended or earlier terminated (the “Repurchase Date”).

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration is a Company Notice, dated November 9, 2006 (as the same may be amended and supplemented from time to time, the “Company Notice”), and a Repurchase Notice (as the same may be amended and supplemented from time to time, the “Repurchase Notice” and, together with the Company Notice, the “Offer”) relating to the offer by DOV Pharmaceutical, Inc., a Delaware corporation (the “Company”) to repurchase for cash, upon the terms and subject to the conditions set forth in the Company Notice and in the accompanying Repurchase Notice, all of its outstanding 2.50% Convertible Subordinated Debentures due January 15, 2025 (the “Debentures”).

The total consideration for each $1,000 principal amount of Debentures validly tendered and not withdrawn pursuant to the Offer is $1,012.50 representing such principal amount plus $12.50 of accrued but unpaid interest, calculated in accordance with the terms of the Indenture governing the Debentures.

Capitalized terms used herein and not defined herein shall have the meanings ascribed to them in the Company Notice.

Notwithstanding any other provision of the Offer, the Company’s obligation to accept for payment, and to pay for, Debentures validly tendered pursuant to the Offer is conditioned upon the purchase not being in violation of applicable law.

There is important information regarding the Company’s financial condition, and its ability to pay the Purchase Price for Debentures tendered to it for repurchase, summarized in the Company Notice. DOV Pharmaceutical does not presently have the capital necessary to repurchase all or a significant portion of the Debentures in the event all or a significant portion of the Debentures are tendered for repurchase upon exercise of the Option. As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV Pharmaceutical has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV Pharmaceutical cannot predict the number of holders of Debentures that will exercise their Option. If DOV Pharmaceutical fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV Pharmaceutical currently has no commitments or arrangements for any financing, however it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. If DOV Pharmaceutical does not have sufficient capital to repurchase all Debentures tendered to it upon exercise of the Option, DOV Pharmaceutical will not accept on the Repurchase Date any Debentures so tendered and such failure will constitute an event of default under the Indenture governing the Debentures. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

For your information and for forwarding to your clients for whom you hold Debentures registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Company Notice dated November 9, 2006.

2. A Repurchase Notice for your use and for the information of your clients, together with Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 providing information relating to backup U.S. federal income tax withholding.

3. A printed form of letter, including the Letter of Instructions, which may be sent to your clients for whose accounts you hold Debentures registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer. This form will enable your clients to tender Debentures that they beneficially own.

DTC participants will be able to execute tenders through the DTC Automated Tender Offer Program.

We urge you to contact your clients as promptly as possible in order to obtain their instructions.

Additional copies of the enclosed materials may be obtained from the Paying Agent.

Very truly yours,

DOV Pharmaceutical, Inc.
(732) 907-3600

Nothing contained herein or in the enclosed documents shall constitute you the agent of the Company or the Paying Agent, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the documents enclosed herewith and the statements contained herein and therein.